

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 7, 2016

Mickey Pant
Chief Executive Officer
Yum China Holdings, Inc.
7100 Corporate Drive
Plano, TX 75024

> **Re: Yum China Holdings, Inc.**
> **Form 10-12B**
> **Filed May 4, 2016**
> **File No. 001-37762**

Dear Mr. Pant:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Benjamin M. Roth
Wachtell, Lipton, Rosen & Katz